SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                          to

Commission file number 0-25087

HOST MARRIOTT, L.P. RETIREMENT AND SAVINGS PLAN

(Full title of the plan)

Host Marriott, L.P.

6903 Rockledge Dr., Ste. 1500

Bethesda, MD 20817

(Name of issuer of the securities held

pursuant to the plan and the address of

its principal executive office)

Required Information

Financial Statements and Schedules

Statements of Net Assets Available for Benefits, as of December 31, 2004 and December 31, 2003.

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003.

Schedule of Assets (Held at End of Year) December 31, 2004.

Designation	Description	Method of Filing
Exhibit 23	Consent of KPMG LLP	Filed with this report

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Host Marriott L.P. Retirement and Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Host Marriott L.P. Retirement and Savings Plan

By:	/s/ Pamela Wagoner
Pamela Wagoner, Plan Administrator Host Marriott L.P. Retirement and Savings Plan

June 29, 2005

EXHIBIT INDEX

Designation	Description
Exhibit 23	Consent of KPMG LLP

HOST MARRIOTT, L.P.

RETIREMENT AND SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Partners

Host Marriott, L.P.:

We have audited the accompanying statements of net assets available for benefits of the Host Marriott, L.P. Retirement and Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Host Marriott, L.P. Retirement and Savings Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

McLean, Virginia

June 27, 2005

HOST MARRIOTT, L.P.

RETIREMENT AND SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Investments at fair value (note 4)	$26,592,921	$22,814,039
Participant loans	123,399	124,998

Net assets available for benefits	$26,716,320	$22,939,037

See accompanying notes to financial statements.

HOST MARRIOTT, L.P.

RETIREMENT AND SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributable to:
Investment income (note 4):
Appreciation in fair value of investments, net	$2,664,570	$4,088,169
Interest on loans	7,559	6,092

Total investment income	2,672,129	4,094,261

Contributions:
Participant contributions
Salary deferrals	1,181,945	1,127,731
Rollover contributions	204,055	106,244

Total participant contributions	1,386,000	1,233,975
Employer contributions, net of forfeitures of $54,500 in 2004 and $0 in 2003	608,005	409,799

Total contributions	1,994,005	1,643,774

Total additions	4,666,134	5,738,035

Deductions from net assets attributable to:
Benefits paid to participants	888,285	794,141
Administrative and other expenses	566	400

Total deductions	888,851	794,541

Net increase	3,777,283	4,943,494

Net assets available for benefits, beginning of year	22,939,037	17,995,543

Net assets available for benefits, end of year	$26,716,320	$22,939,037

See accompanying notes to financial statements.

HOST MARRIOTT, L.P.

RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 1. PLAN DESCRIPTION

The following description of the Host Marriott, L.P. Retirement and Savings Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

Host Marriott, L.P. (the “Partnership” or “Plan Sponsor”), a majority owned subsidiary of Host Marriott Corporation (the “Company”), adopted a retirement plan and trust effective December 30, 1995. The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Partnership. The Plan covers all employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Participants may elect to defer from 1% to 20% of their compensation, as defined by the Plan, subject to certain limitations under the IRC. The Plan requires employer matching contributions of 50% of the participants’ contribution up to 6% of each participant’s compensation. The Plan also allows for discretionary employer contributions for each eligible participant based upon approval of the Board of Directors of the Company.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, employer contributions, and the participant’s share of the Plan’s income and administrative expenses. Participant accounts are valued on a daily basis.

Vesting

Participants are fully vested in their contributions and the earnings immediately thereon. A participant vests in their employer matching contributions, additional contributions, and earnings thereon according to the following schedule:

Two years	25%
Three years	50
Four years	75
Five or more years	100

Participant Loans

Participant loans are made available to all participants who have a vested account balance. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50% of a participant’s vested account balance. Additionally, interest rates are equal to the prime rate on the date the loan is issued and there is a $50 processing fee per loan. Participants may have no more than two loans outstanding at any one time. The interest rates on outstanding loans at December 31, 2004 ranged from 4% to 9%.

HOST MARRIOTT, L.P.

RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to: (a) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into another qualified plan or (c) receive annual installments over a specified period. Participants may also receive hardship withdrawals, as defined, in a lump-sum payment in an amount up to 100% of the participants’ balance under certain circumstances other than those previously discussed.

Forfeited Accounts

At December 31, 2004 and 2003, forfeited nonvested accounts totaled $108,879 and $149,646, respectively. Forfeitures may be used to pay administrative expenses of the Plan and to reduce future employer contributions. During 2004, the Company used $54,500 of forfeitures to reduce employer contributions. Forfeitures of $108,879 and $149,646 are held in the T. Rowe Price Stable Value Fund as of December 31, 2004 and 2003, respectively, and are unallocated to participant accounts. In the event a former participant returns to the Plan, he or she would be eligible to reclaim these amounts under certain situations.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting. Benefits are recorded when paid.

Investment Valuation and Income Recognition

The Plan has investments in registered investment companies (“mutual funds”), a common/collective trust and in the Company’s common stock. The Plan’s investments in mutual funds and the Company’s common stock are stated at fair market value based on quoted market prices. The Plan’s investments in the common/collective trust are carried at fair value using the value of the underlying securities. Participant loans are valued at cost, which approximates fair value. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

HOST MARRIOTT, L.P.

RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 3. TAX STATUS

The Internal Revenue Service has determined and informed the Partnership by a letter dated February 29, 2000, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 4. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets or qualify as parties-in-interest (defined in note 5 below), as of December 31, 2004 and 2003 are as follows:

	2004	2003
Host Marriott Corporation common stock	$1,293,561	$1,195,336
T. Rowe Price International Stock Fund	1,143,080	999,533
T. Rowe Price New Horizons Fund	2,765,737	2,327,661
T. Rowe Price Balanced Fund	5,158,824	4,642,868
T. Rowe Price Spectrum Income Fund	3,568,391	3,240,371
T. Rowe Price Blue Chip Growth Fund	4,866,223	4,271,197
T. Rowe Price Small-Cap Value Fund	810,652	534,375
T. Rowe Price Equity Index 500 Fund	300,329	150,295
T. Rowe Price Mid-Cap Growth Fund	599,056	350,645
T Rowe Price Equity Income Fund	519,758	214,979
T. Rowe Price International Growth and Income	85,042	—
T. Rowe Price Real Estate Fund	93,999	—
T. Rowe Price Tradelink Investments	320,311	261,377
T. Rowe Price Stable Value Fund	5,067,958	4,625,402

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2004	2003
Mutual Funds	$1,831,481	$3,859,746
Host Marriott Corporation common stock	390,532	346,854
Common/collective trust	442,557	(118,431)

Total	$2,664,570	$4,088,169

NOTE 5. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and common collective trusts (the T. Rowe Price Stable Value Fund) managed by T. Rowe Price. Additionally, certain Plan investments are in the Company’s common stock. T. Rowe Price is the Trustee and the Partnership is the Sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest. The fair value of these investments as of December 31, 2004 and 2003 are included in Note 4, above.

HOST MARRIOTT, L.P.

RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, each participant will automatically become 100% vested in their account balances.

SCHEDULE

HOST MARRIOTT, L.P.

RETIREMENT AND SAVINGS PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, par or maturity value	Current Value
Host Marriott Corporation common stock *	Company stock, 74,772 shares	$1,293,561
T. Rowe Price:*
International Stock Fund	Mutual fund, 88,405 shares	1,143,080
New Horizons Fund	Mutual fund, 94,587 shares	2,765,737
Balanced Fund	Mutual fund, 261,869 shares	5,158,824
Spectrum Income Fund	Mutual fund, 295,152 shares	3,568,391
Blue Chip Growth Fund	Mutual fund, 157,381 shares	4,866,223
Small-Cap Value Fund	Mutual fund, 22,720 shares	810,652
Equity Index 500 Fund	Mutual fund, 9,224 shares	300,329
Mid-Cap Growth Fund	Mutual fund, 12,010 shares	599,056
Equity Income Fund	Mutual fund, 19,547 shares	519,758
International Growth and Income	Mutual Fund, 6,787 shares	85,042
Real Estate Fund	Mutual Fund, 5,251 shares	93,999
Tradelink Investments	Brokerage account	320,311
Stable Value Fund	Common/collective trust, 5,067,958 shares	5,067,958
Loans to participants*	35 loans, various maturity dates with interest rates ranging from 4% to 9%	123,399

Total assets (held at end of year)		$26,716,320

*	Parties-in-interest

See Report of Independent Registered Public Accounting Firm.